UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                                  MED GEN, INC.
                 (Name of Small Business Issuer in its charter)

     NEVADA                                                65-0703559
(State of incorporation)                                 (I.R.S. Employer
                                                        Identification No.)

    7284 W. Palmetto Park Road, Suite 106, Boca Raton, Florida   33433
      (Address of principal executive offices)                 (Zip code)


                    Issuer's telephone number (561) 750-1100


  Securities to be registered pursuant to section 12(b) of the Act: None

     Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock $.001 Par Value
                               (Title of Class)

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            INFORMATION REQUIRED IN REGISTRATION STATEMENT

                               PART I


ITEM 1.   DESCRIPTION OF BUSINESS

Company Background

Med Gen, Inc. (the "Company") was established under the laws of the State of Nevada in October, 1996. Executive offices are located at 7284 W. Palmetto Park Road, Suite 106, Boca Raton, Florida 33433. The Company's phone number is (561) 750-1100. The Company currently operates three websites: www.medgen.com, www.medgensolutions.com and www.SNORenz[R].com. The Company's common stock trades on the OTC Bulletin Board under the symbol "MGNI."

The Company was established to manufacture, sell and license products that promote a healthy lifestyle. In early 1997, the Company completed a research and development program which led to the formulation, manufacture and production of 20 products dealing with common health and nutritional maladies. These products combined vitamins, herbs and minerals and were formulated for use as part of a preventive care lifestyle. At the same time, the Company had initiated testing and studies on its primary product, SNORenz[R]. Lacking the capital necessary to successfully market the entire line of products and due to the costs associated with entering the retail markets in the health and nutrition industry, the Company opted to concentrate its entire resources, both capital and management, on the launch of the SNORenz[R] brand.

Initial development of the SNORenz[R] product was completed in the spring of 1997, when several test infomercials were produced and aired with limited success. Changes were then made in the formulation, the label design and the spray applicator. The newly designed product was introduced in the fall of 1998, and sales grew modestly until an infomercial featuring the Company Chairman and Chief Executive, Paul B. Kravitz, began airing in the Spring of 1999, significantly increasing sales. The Company abandoned plans to market its line of vitamin and nutritional supplements and natural health remedy products at the end of 1998, and wrote-off its remaining related inventory.

During 1999, the Company reviewed several potential new products and acquired marketing rights for three product lines dealing with aches and pain, allergy relief, and deflection of electromagnetic radiation emitted from cellular telephones.

Products

SNORenz[R]

SNORenz[R] is an innovative entry into the anti-snoring industry. The medical and psychological communities have studied the causes and symptoms of sleep deprivation for many years. Sleep clinics can be found internationally at the largest hospitals and universities, and there is a large body of published work on the subject of snoring.

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It has been documented in clinical tests that much of sleep deprivation is caused by snoring. Not only is the snorer disturbed, but those who are within earshot of the noise are disturbed as well. As the muscles relax during sleep, air flows in and out of the mouth causing the vibration of the tongue, soft palate and uvula which produces the sound commonly referred to as snoring. Traditional snoring remedies include surgical procedures, devices and appliances. During surgery, portions of the vibrating tissue are cut away by scalpel or laser in an attempt to remove the noise making tissues. This type of procedure is painful, may take months to heal, and may not offer a long-term solution. Mechanical devices primarily attempt to increase the volume of air or create positive air pressure using some type of breathing apparatus connected to an air pump. This is not only uncomfortable, but also limits ones sleeping positions. Dental appliances also attempt to increase the volume of air by expanding the opening of the mouth or by repositioning the lower jaw and/or the tongue to decrease the vibration effect. Again, wearing one of these is not the most comfortable way to sleep. The costs of these methods can be considerable and may not be covered by basic medical insurance programs.

Snoring is a problem that affects over 50% of males and 40% of females. In the United States alone, it is documented that there are over 94 million people who suffer with and from the effects of snoring. Snoring causes a poor quality of sleep. Although the medical implications of snoring usually are not life threatening, therapy has been increasing in demand to solve the side effects.

Experiments with weight loss, the avoidance of alcoholic beverages and the changing of sleep positions have largely proven ineffective. More aggressive methods are now being sought by sufferers who demand some relief. Invasive surgery, continuous positive airway pressures, or appliances are now being used. These methods have had variable success in improving the quality of sleep and reducing snoring. Due to the discomfort and cost of these methods, less invasive methods are now being evaluated.

One of the most promising of all these new methods is the use of a natural blend of oils and vitamins specially formulated to be used as a spray. After years of research, such a product was developed by a medical specialist in Brazil with amazing positive results. The Company acquired this technology, the trade secrets and proprietary formula for world wide commercial marketing. The Company has further improved the delivery of this spray by using the patented technology called Lipoceuticals, which enable the blend of oils to remain equally disbursed and suspended in solution. In other words, there is never a need to shake the bottle as the solution is always "mixed up." Using this same technology and delivery system, The Company intends to market other over-the-counter products.

By way of explanation, Lipoceuticals are liposomes in a multiphase system that contain an active ingredient in each phase. The ability to encapsulate a variety of lipophilic and hydrophilic ingredients, peptides and proteins are the obvious advantage needed to enhance delivery improve quality and product performance of SNORenz[R]. This technology is far superior and much more expensive than other emulsion type delivery systems and insures the highest possible quality available in the market today. The advantages and benefits of this technology and delivery system are that LipoSpray is absorbed transmucosally to provide systemic distribution; has a higher concentration of active ingredient in the
mucosal tissue;   has longer residence time of active ingredient in the
mucosal tissue and has a high encapsulation rate for improved performance of the active ingredient. It also has greater bioavailability,


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which means that it has faster onset of effect, greater overall absorption, sustained administration, improved convenience and no pills, water or swallowing problems.

SNORenz[R] attempts to reduce or eliminate the sounds associated with snoring by simply lubricating the vibrating tissues in the throat with a combination of five natural oils, vitamins, and trade secret trace ingredients. The product is formulated to adhere to the soft tissues in the back of the throat for up to 6 to 8 hours per application, and may be reapplied as needed. Sleep clinic and double blind studies and scores of testimonials indicate a high level of success for SNORenz[R] users. SNORenz[R] is not effective where users have consumed a large amount of alcoholic beverages shortly before application, as the alcohol tends to break down the chemical bonds of the natural oils. SNORenz[R] carries a 30-day money back guarantee and the Company experiences return rates of less than 7%.

PAINenz[TM]

PAINenz[TM], a recently developed product, is a topical analgesic over-the-counter product that significantly reduces the pain common to arthritis sufferers, normal aches and pains due to exercising and other muscle stress, simple backache and sprains. The product comes in a roll-on applicator. The market for over-the-counter pain relief products is estimated to exceed $2.5 billion per year.

The active ingredient in PAINenz[TM] is Capsaicin (kap SAY ih sihn), a derivative of the hot pepper plant. When applied as an external analgesic, Capsaicin depletes and prevents reaccumulation of substance P in peripheral sensory neurons. Substance P is found in slow-conducting neurons in the outer and inner skin layers and joint tissues, and is thought to be the primary chemical mediator of pain impulses from the periphery to the central nervous system. By depleting substance P, Capsaicin renders skin and joints insensitive to pain since impulses cannot be transmitted to the brain.

Capsaicin has been approved by the United States Food and Drug
Administration ("FDA") for use without a prescription in topical preparations marketed for the temporary relief of pain from arthritis, or for the relief of minor aches and pains of muscles and joints. Voluminous information on both Capsaicin and Liposomes is available on the Internet.

"Sneeze No More"

The Company has acquired certain marketing, sales and distribution rights for a product called "Sneeze No More", which is designed to control allergens from pet dander, dust mites, cockroaches, plants, and mold and mildew in the home and work environment. Instead of treating the symptoms
- watery, red and itchy eyes, sniffling, stuffy nose, sneezing, etc. - this product suppresses the allergens in the environment. The Company has recently prepared and aired a test infomercial for this product and is experiencing limited sales based upon this and its website.

WaveGuard[TM]

The Company has begun marketing plans for WaveGuard[TM], a two piece protector applied to any cell phone. WaveGuard[TM] will filter out a majority of the radiation present in all cell phones by shielding the ear piece from the brain, and dampening emissions from the antenna, without affecting the quality of transmission.

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This product will address the concerns of potential brain tumors caused by the electromagnetic radiation emitted by cell phones, a topic of recent media reports. For over 20 years, scientists have been trying to determine whether electromagnetic fields (EMF) increase the risk of cancer. Last June, a panel convened by the National Institute of Environmental Health Sciences decided that there was enough evidence to consider EMF as a "possible human carcinogen", although federal funds have not yet been allocated for any purpose. The Company has recently begun limited marketing of this product.

Distribution Agreement

SNORenz[R] and PAINenz[TM] are manufactured for the Company by Innovative Chemical Corporation ("ICC"), Buffalo, NY with which the Company has a distribution agreement. ICC and the Company share patent rights to the formulas.

Sales and Distribution

Managed and sustained growth are goals that the Company has set for itself. Under a three phase marketing plan, each new product will enter the market at price points to allow maximum profit potential, while at the same time set the stage for the next phase which will step down in price points as the market and market share increases. In the final retail phase, price points will be established to allow penetration into various segments of the market to provide ongoing growth as new retailers are added and new territories are opened.

In less than two years, the Company has demonstrated the value of its three phase marketing strategy with SNORenz[R]. Initially, product introductions and test marketing were conducted primarily through radio and TV infomercials in specific geographic regions. Secondly, limited national infomercial exposure increased sales by offering "deluxe" and "value" packages. And now, phase three has begun as the product is gradually introduced into retail stores at further reduced price points. The Company has increased its production capacity and established inventory for a national launch of its flagship SNORenz[R] product. Additionally, the Company subdistributes SNORenz[R] to Nutrition For Life International, Inc. for distribution in the United States under the brand name Snoreless and for distribution in Canada under the name Quiet Nights.

The Company intends to build strong brand awareness and brand loyalty during its marketing cycles. And, since SNORenz[R]has a 21-30 day re-order cycle for the most popular 2-ounce spray bottle size, it has become important to create an easy re-purchase opportunity for the consumer.
This is one reason why management has decided on an early entree into the retail market. The product and brand awareness created by both television and radio commercials has created demand at the retail store level. SNORenz[R] is now available in approximately 5,000 retail outlets.

Prime Retail Outlets

Albertsons, Amway Corporation, Arcara Marketing Group, Arrow Corporation, Bartell Drugs, Brooks Pharmacy, Castellone's Pharmacy, DNA Pacifica, Discount Drug Market, Eckerds Corporation, Family Pharmacy, Fedco, Inc., Discount Pharm, Greenfield Pharmacy, Hannaford Retail Services, Save Pharmacy, Healthy FX, Heritage

                                                                         5

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Prod. & Supplies, Hillsboro Pharmacy, JFC Sales, McKesson Drug Co.,
Natural Products & Dev., Neuman Wholesale, Passion For Life (United Kingdom), Preferred Pricing Plus, Remo Drug, Spectrum Innovations, Stop & Shop, Tru-Vantage International, Vello Scandinavia (Denmark), Vogue Canada (Canada), Wakefern Food Corp.(Shop Rite), Windsor Hill Inc., Washington Drug, Yosemite Wholesale Co. (Save Mart), Ziglar Marketing Group.

Marketing

Management has introduced a four-step approach as it enters the retail market. Each segment will carry its own directed marketing approach, complete with a co-op advertising campaign, ad slicks, and display units designed for placement in high traffic areas to target impulse buying.
To fully implement this strategy, the Company will seek an experienced and accomplished sales and marketing director responsible for the day to day contact with accounts, creating product awareness, overseeing an orderly rollout and growth of product sales, and building long term relationships to pave the way for line extensions and market stability. This individual will also be responsible for monitoring the activities of the 52 independent distributors and commissioned representatives that currently sell the Company products in various territories throughout the United States.

The Company has set up a new division called Med Gen Solutions ("MGS"), that will produce, test, and market infomercials on suitable company products. Prior to this, the company has relied upon selling its products to others that, in turn, produce and air infomercials.

During 1999, the Company penetrated the retail market in the United Kingdom with sales averaging 18,400 bottles per month since February, and with projections that this level of orders will increase 5% to 10% per month over the next year. Sales in the United States have grown primarily due to the successful marketing campaign spearheaded by the Tru-Vantage infomercial programs which have aired on over 300 stations nationally.

Current distribution and marketing efforts for the SNORenz[R] product are broken down into the five key areas of distribution described below. Other products will follow a similar course.

   Electronic Media: The Company had entered into an exclusive world wide sales and marketing agreement with Tru-Vantage International, Inc. ("TVI"), a division of Nightingale-Conant, Inc. However, with the recent separation of Kevin Trudeau, TVI's Chairman, from Nightingale-Conant, the exclusivity of the agreement has terminated. For this reason, the Company formed the MGS division to produce and air its own infomercials. The first of the MGS- produced infomercials began airing on a limited test basis in late September of 1999, for SNORenz[R]. The production of a PAINenz[TM] and a Sneeze No More infomercial is near completion. In addition, a series of 60-second spots featuring SNORenz[R] are now being aired nationally on radio. An infomercial for WaveGuard[TM]is in pre-production.

   Retail Distribution: The Company distributes SNORenz[R] through the United Kingdom based Passion For Life, Ltd., a marketer of natural health and organic products. Passion For Life distributes to drug and health food stores throughout the United Kingdom and Ireland, and with Company


                                                                       6

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approval, may distribute in other countries throughout the European continent and Scandinavia.

   In England, SNORenz[R] is the largest selling product in the "anti-snoring" drugstore category. Not including international sales generated from its Internet site, the Company has distributors which sell SNORenz[R] in Canada, the United Kingdom, Australia, Iceland, Norway, Finland, Sweden, Germany, Japan, Korea, Denmark, and the Netherlands. The Company fully expects to be able to piggyback additional products through this distribution network.

   Retail Stores - USA: The SNORenz[R] product is currently available in retail stores, including Bartell Drugs, Brooks Pharmacy, Castellone's Pharmacy, Discount Drug Market, Eckerd Corporation, Family Meds, Genovese Drug, Giant Eagle, Jewel Stores, Jewel T Stores, McKesson Drug Co., Osco Drugs, Remo Drug, Sav-On Drugs, Shop Rite, Stop & Shop, Washington Drug, and others. Shipments began to Albertson's in September of 1999, and the first shipment to Phar-Mor was in October. Several others are expected to come on line in the first half of 2000 (see "Prime Retail Outlets").

   Catalog and Multi-level Marketing: The Company has entered into an agreement with Nutrition For Life, Inc., ("NFLI") a multi-level marketing firm, to sell the SNORenz[R] product under the "Snoreless" private label brand name. The license agreement also permits NFLI to use the Silent Night label in Canada, which is a registered trademark of NFLI. The Company has recently completed negotiations with AMWAY Corporation on a boxed multi-bottle package for distribution in their multi-level marketing channels. The product will be introduced in their January 2000 catalog under the SNORenz[R] brand name. SNORenz[R] is also available in catalogs published by Independence Distribution Company, Lifestyles Fascination, Inc., and TransAmerica Holdings, LLC.

   Private Label: The Company has entered into a license agreement with Nutrition For Life, Inc., ("NFLI") a multi-level marketing firm, to sell the SNORenz[R] product under the "Snoreless" private label brand name. The license agreement also permits NFLI to use the Silent Night label in Canada, which is a registered trademark of NFLI. The Company has recently completed negotiations with AMWAY Corporation on a boxed multi-bottle package for distribution in their multi-level marketing channels. The product will be introduced in their catalog in January 2000.

   Internet Sales: In July, 1999, the Company updated its web site, www.SNORenz[R].com, to make it E-commerce compliant, which means the Company can now accept secure credit card purchase orders directly over the Internet. The Company has spent very little money promoting this web site, but orders are averaging about $12,000 per month in retail sales.
The Company has completed the process of updating its www.medgen.com web site and its new www.medgensolutions.com website, both of which will feature all of the Company's products and offer links to the SNORenz[R] site as well as any future sites the Company may develop.

Competition

Historically, the anti-snoring industry has relied upon surgical procedures and appliances to control the sounds caused by snoring. There are hundreds of products listed on the Internet that claim to be effective in curing or reducing the noise of snoring. Very few of these products can back up their claims with acceptable clinical studies.


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Some of these products come in the form of pills, ear muffs and nose tapes. Management of the Company is aware of only one other "copy cat" product that is applied as a mouth spray, which retails for one-third more than SNORenz[R] and is not presently available in retail stores.

Dominant Customers

In fiscal year 1999, the Company's three largest customers were Tru-Vantage International, Inc., Nutrition For Life, Inc. and Passion For Life, Inc. These three accounts represent over 70% of the distributors and accounted for 86% of the Company's gross revenues in fiscal 1999.

Patents, Trademarks and Licenses

An application for patent of the revised "Anti-Snoring Composition" of SNORenz[R] was filed on October 29, 1998 (Serial No. 60/106,120) and as such, the Company has the right to place "patent pending" when referring to the SNORenz[R] product. The name "SNORenz[R]" is a registered trademark of the Company with the United States Patent and Trademark Office (Reg. No. 2,210,381 - 12/15/98). An application for trademark of the name
"PAINenz[TM]" has been made. The Company has also taken steps to trademark its product names and safeguard its formulations internationally through the law firm of Zellermayer, Pelossof & Schiffer, London, England.

Government Regulation

The manufacturing, processing, formulation, packaging, labeling and advertising of the Company's products may be subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. The Company's products may also be regulated by various agencies of the states and localities in which our products will be sold. In particular, the FDA regulates the safety, labeling and distribution of dietary supplements, including vitamins, minerals, herbs, food, OTC and prescription drugs and cosmetics. The regulations that are promulgated by the FDA relating to the manufacturing process are known as Current Good Manufacturing Practices ("CGMPs"), and are different for drug and food products. In addition, the FTC has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of vitamins, OTC drugs, cosmetics and foods. The FDA is generally prohibited from regulating the active ingredients in dietary supplements as drugs unless product claims, such as claims that a product may heal, mitigate, cure or prevent an illness, disease or malady, trigger drug status.

Governmental regulations in foreign countries where the Company may sell our products may prevent or delay entry into a market or prevent or delay the introduction, or require the reformulation, of certain of our products. In addition, the Company cannot predict whether new domestic or foreign legislation regulating its activities will be enacted. Such new legislation could have a material adverse effect on the Company.


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Research and Development

The Company routinely does testing on SNORenz[R] and all its products. Although the Company completed a blind study under the direction of Dr. Robert Currier in Michigan in 1997, it has now commissioned another study by Clinical Research Laboratory, New Jersey. Management believes that this study will fortify the claims made for the product by the Company. By Company policy, no claims will be made about any of the Company's products without first undergoing several tests to assure the validity of the claims made.

Year 2000 Impact

The year 2000 issue is the result of information technology systems and embedded systems (products that are made with microprocessor computer chips) such as personal computers using a two digit format as opposed to a four digit format to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information after January 1, 2000, although to date, the Company has experienced no such problems. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company and its subsidiaries underwent a thorough overhaul and upgrading of its technology systems prior to year-end 1999. All available software updates and patches were downloaded and installed in the Company's computers. In addition, technical personnel from the National Institute For Telecommunication Education Corp. are constantly monitoring the systems assuring the highest degree of performance and accuracy.

No discernable disruptions or glitches occurred to the Company's systems or its sub-contractor's systems after January 1, 2000, and the Company did not have to rely on contingency plans to conduct its normal operations due to potential Y2K or associated problems.

Reports to Security Holders

The Company periodically prepares and publishes New Releases and other significant reports that are of significant noteworthiness. These reports are sent to Business Wire for wide distribution. In addition, shareholder reports are mailed to all shareholders as the company deems necessary. These reports or messages discuss events that the Company deems noteworthy.

Notices of yearly shareholders meetings, proxy statements and events of this nature are distributed with the help of Liberty Transfer Company, the Company's transfer agent, and with information obtained from ADP Investor Communication Services in regard to street name accounts.



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Employees

The Company currently has seven full-time employees. Paul Kravitz is the Chief Executive Officer of the Company, Paul S. Mitchell is its President and Secretary/Treasurer and Stephen M. Corriher is its Chief Financial Officer. The Company has not entered into employment agreements with Messrs. Kravitz, Mitchell or Corriher. The Company will gradually add administrative, sales, operations and marketing staff to support the expansion plans as outlined.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

General

The Company presently is headquartered at 7284 W. Palmetto Park Rd., Suite 106, Boca Raton, Florida 33433, In August, 1999, the Company signed a new lease to occupy a 4,500 sq. ft. facility located at the above address, and took occupancy of the space on December 10, 1999. The increase in business and the need for additional storage space and offices for employees necessitated this move (see "Description of Property".)

The Company has elected to sub-contract all of the manufacturing of its products, and can, under certain conditions, add additional manufacturing facilities anywhere in the world should the need arise due to "acts of god", expansion of production requirements, and other reasons.

Results of Operations

The Company's financial results are dependent on a variety of factors, including the general strength of the economy, both domestic and international. The Company is still considered an "early stage company" and although there has been significant growth during the years 1997, 1998 and 1999, the growth was attributed to one brand, SNORenz[R] (see "Products".)

During the start-up year of 1997, the Company had sales of $5,203, $247,847 in 1998 and $1,403,516 in 1999. The Company lost $176,070 or
$.062 per average share for the fiscal year ending September 30, 1999. $116,000 of this loss is due to an income tax adjustment for a tax benefit taken in 1998 and expenses in 1999. The remaining $60,070 loss is largely attributable to one time start-up costs, the partial funding of the Med Gen Solution division, and the production costs associated with the SNORenz[R] and Sneeze-No-More 30-minute infomercials. In addition, the source of the Company's major business, its contractual arrangement with TVI, expired on September 30, 1999. Because of internal restructuring with TVI, business with TVI was temporarily curtailed. In November, 1999, the Company and TVI resumed business on a non-exclusive basis.

In the first quarter of 2000, several events should take place which management believes will increase profits for the Company. First, Nightengale-Conant Corp. has agreed to invest significant sums to air the SNORenz[R] 30 minute infomercials under its ownership of TVI. Second, Kevin Trudeau, previously chairman of TVI, has acquired a television channel in Australia and has advised management that it will run, as a major product, SNORenz[R] and our other products. Kevin Trudeau also expects to


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e-introduce a new version of the SNORenz[R] infomercial into other markets, which will include the United States. Third, in order to improve the mix of Company-direct sales that eliminate the middleman and thereby increase profit margins, MGS has successfully tested its new SNORenz[R] infomercial and on December, 10 1999, it began airing in major television markets. Fourth, new distributors are being added to the MGS network, thereby increasing the amount of independent advertising. Fifth, web site revenue has already increased to $12,000 per month for the three-month period of September, October, and November. This trend should continue and increase during 2000, as potential buyers hear or see the word "SNORenz[R]" and type in www.SNORenz[R].com on their computers. Sixth, new markets, both at home and abroad, are opening at an increasing pace.

In the first quarter of 2000, at least one new product (PAINenz[TM]) is being introduced into established channels in the United States, with international sales to follow later in the year. Two more products (Sneeze-No-More and WaveGuard[TM]) are slated for domestic roll out in the second calendar quarter. MGS is now in the process of airing and testing three new infomercials. The infomercials are expected to significantly and positively affect the Company's revenue and profits during the next fiscal year.

Gross revenues for the 12 month period ending September 30, 1998 were $247,847 as compared to gross revenues of $1,403,516 for the same period in 1999. This increase is primarily due to the introduction of SNORenz[R] on national television during the months of June, July, and August after an extensive period of testing and re-testing that took place in the first quarter of the year. Total operating expenses for the 12 months ending September 30, 1998 were $1,081,253 as compared with $777,546. This significant reduction in operating expenses was primarily due to those expenses related to start-up (one time expenses), research and development, and a reduction in salary and general overhead costs. In a similar comparison, Gross profits rose from $148,833 to $723,288.

Thus, the Company progressed from its first year of operations and a net loss of $814,480 to a net loss of $176,070 in its second year of operations.

Liquidity and Capital Resources

The Company has not had any cash flow problems. To the extent that operations and sales remain steady and the increased sales emanating from the six avenues of revenue mentioned previously occur, the Company will continue in a cash positive position. Thus, because of expected profitable operations, additional lines of credit from its vendors, and a $50,000 revolving line of credit from its prime banker, the Company will completely fund its operations for the foreseeable future.

Risk Factors

Management believes that the Company is subject to the following risks:

Limited Operating History. The Company was established in October of 1996 and has had a very limited operating history. The Company is subject to all the risks inherent in any newly formed business including the absence of a significant operating history, lack of market recognition and limited banking and financial relationships. Furthermore, no assurance can be given that operating profits will be realized in the future.


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


Competition. Historically, the anti-snoring industry has relied upon surgical procedures and appliances to control the sounds caused by snoring. There are hundreds of products listed on the Internet that claim to be effective in curing or reducing the noise of snoring. Very few of these products can back up their claims with acceptable clinical studies. Some of these products come in the form of pills, ear muffs and nose tapes. Management of the Company is aware of only one other "copy cat" product that is applied as a mouth spray, which retails for one-third more than SNORenz[R] and is not presently available in retail stores. There can be no assurance that the Company will be successful in meeting its competition.

Uncertain Ability to Manage Growth. As part of the Company's business strategy, the Company intends to pursue rapid growth. The Company's ability to achieve its planned growth depends upon a number of factors, including its ability to hire and train management and other employees, the adequacy of its financial resources, its ability to identify new markets in which the Company can successfully compete and its ability to adapt its purchasing and other systems to accommodate its expanded operations. In addition, there can be no assurance that the Company will be able to achieve its planned expansion or that the Company will be able to manage successfully the expanded operations. Failure to manage growth effectively could adversely affect its financial condition, results of operations and prospects.

Raw Materials and Supplies.    Most of the raw materials that  the
Company will be using in its products will be obtained from third-party suppliers. Although the Company believes that all of its sources for raw materials will be reliable, any interruption of such supply could have a material adverse effect on its business.

Patents. While the Company has applied for a patent on its SNORenz[R] product, there is no assurance that a patent will be obtained, which may affect the competitiveness of the product.

Product Liability Claims.    The Company, like other manufacturers,
wholesalers, distributors and retailers of products that are ingested, faces an inherent risk of exposure to product liability claims if, among other things, the use of its products results in injury. The Company has product liability insurance in amounts it believes is adequate for its operations. There can be no assurance, however, that such insurance will continue to be available at a reasonable cost, or if available, will be adequate to cover all liabilities.

Dependence on Key Management. The Company's further performance depends substantially upon the continued services of its senior management and other key personnel. Because the Company has a relatively small number of managerial employees, its dependence on retaining its managerial employees is particularly significant. The Company's success will depend, in part, on its ability to attract and retain qualified management and professional personnel. Competition for such personnel in the health care industry is intense. In addition, there can be no assurance that its current employees will continue to work for the Company. The loss of the services of certain of its key employees could adversely affect its operating results or financial condition.

Reliance upon Licensees for Sales.   The Company has entered into
agreements with licensees for the sale of certain of its products. The Company selects licensees primarily by evaluating their ability to successfully to market and distribute its products. There is no assurance that the licensees will be successful in the marketing of its products.

Dominant Customer. In fiscal year 1999, the Company's three largest customers were Tru-Vantage International, Inc., Nutrition For Life, Inc., and Passion For Life, Inc., which represented over 70% of the Company's distributors and accounted for 86% of Company's gross revenues. Loss of any one of these customers would seriously affect the Company's business.

Government Regulation. The manufacturing, processing, formulation, packaging, labeling and advertising of the Company's products may be subject to regulation by one or more federal agencies, including the FDA, the FTC, the Consumer Product Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. The Company's products may also be regulated by various agencies of the states and localities in which its products will be sold. In particular, the FDA regulates the safety, labeling and distribution of dietary supplements, including vitamins, minerals, herbs, food, OTC and prescription drugs and cosmetics. The regulations that are promulgated by the FDA relating to the manufacturing process are known as Current Good Manufacturing Practices ("CGMPs"), and are different for drug and food products. In addition, the FTC has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of vitamins, OTC drugs, cosmetics and foods. The FDA is generally prohibited from regulating the active ingredients in dietary supplements as drugs unless product claims that a product may heal, mitigate, cure or prevent an illness, disease or malady, trigger drug status. Governmental regulations in foreign countries where the Company may sell our products may prevent or delay entry into a market or prevent or delay the introduction, or require the reformulation, of certain of our products. In addition, we cannot predict whether new domestic or foreign legislation regulating its activities will be enacted. Such new legislation could have a material adverse effect on the Company.

Effect of Adverse Publicity. The Company is highly dependent upon consumers' perceptions of the overall integrity of its business, as well as the safety and quality of its products and similar products distributed by other companies which may not adhere to the same quality standards. The Company could be adversely affected if any of its products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers or should scientific studies provide unfavorable findings regarding the effectiveness of its products.

Dividend Policy.   In order to expand,  the Company will need the maximum
working capital. Therefore, the Company does not expect to declare or pay any dividends in the future, but instead the Company intends to retain all earnings, if any, to expand its operations. The payment of dividends, if any, is at the discretion of its Board of Directors and will depend upon its earnings, if any, in the future, its capital requirements and financial condition, and other relevant factors.

Non Arm's-Length Transactions. Certain transactions took place between the Company and certain of its present shareholders, officers and directors when the Company was established involving moneys paid and shares of its common stock issued to them that were not arm's-length transactions.

Forward Looking  Statements

When used in this Form 10-SB filing, the words "believe", "should", "would" and similar expressions which are not historical are intended to identify forward-looking statements that involve risks and uncertainties. Such statements include, without limitation, expectations with respect to the results for the next fiscal year, the Company's beliefs and its views about the long-term future of the industry and the Company, its plan to address the Year 2000 issue, the costs associated therewith and the results of Year 2000 non-compliance by the Company or its suppliers or other strategic business partners. In addition to factors that may be described in the Company's other Securities and Exchange Commission ("SEC") filings, all of the Risk Factors described herein could cause the Company's financial performance to differ materially from that expressed in any forward-looking statements made by, or on behalf of, the Company. The Company does not undertake any responsibility to update the forward-looking statements contained in this Form 10-SB filing.


ITEM 3.   DESCRIPTION OF PROPERTY

Since December of 1998, the Company sublet from an affiliate approximately 1,000 sq. ft. of office space for approximately $4,000 per month at 2501 Davie Road, Suite 230, Davie, Florida 33317. Effective December 10, 1999, the Company signed a five (5) year lease and is occupying a new 4,500 square foot executive office complex located at 7284 W. Palmetto Park Road, Suite 106, Boca Raton, Florida 33433. The monthly rent is $12,519. The telephone number at the new address is
(561) 750-1100.

In November, 1999 the Company also agreed to rent expandable warehouse space (space as needed) located in Buffalo, New York on the premises of its prime sub-contractor. This location will significantly reduce the duplicity of handling and its related costs as well as reduce overhead. It will also simplify inventory controls.

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


(1)               (2)                      (3)                        (4)


Title of Class    Name and Address of      Amount and Nature of       Percent of Class
                  Beneficial Owner         Beneficial Owner
--------------    -------------------      --------------------       ----------------

Common Stock      Paul B. Kravitz          1,036,968[1]                31.84%
                  4320 N.W. 101 Drive
                  Coral Springs, FL 33065

Common Stock      Paul S. Mitchell         1,036,968[2]                31.84%
                  23086 Island View Dr.#7
                  Boca Raton, FL 33416


All Directors
and Executive Officers
as a group (2 persons)                     2,073,936                  63.68%




ITEM 5.      DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS



      Name                     Age          Position
      ----                     ---          --------

Paul B. Kravitz                68            Chairman; Chief Executive Officer
                                             and Director

Paul S. Mitchell               46            President, Secretary/Treasurer
                                             and Director

Stephen M. Corriher            50            Chief Financial Officer



All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors ("Board") and, subject to existing employment and consulting contracts and agreements, serve at the discretion of the Board. The Company is planning on conducting an annual shareholders' meeting in accordance with Nevada state law at its principal office location in the second quarter of 1999, during which, Messrs. Kravitz and Mitchell will stand for re-election as Directors.

Paul B. Kravitz, 68, Chairman and Chief Executive Officer of the Company, has been in business for over 40 years. Twenty three of those years related to the developing a furniture business that encompassed manufacturing facilities, retail showrooms and an extensive marketing and sales organization. The combined companies were taken public in 1979.
In 1986, Mr. Kravitz established a financial services company, The Landen Group. In 1991 Mr. Kravitz was appointed by the Federal Deposit Insurance

________________________________

 [1] GenEx Capital Corp. holds 1,896,000 Common shares, of which Mr. Kravitz is a 50% owner. Mr Kravitz also holds 88,968 Common shares in his name. All shares are restricted and subject to Rule 144.

 [2] GenEx Capital Corp. holds 1,896,000 Common shares, of which Mr. Mitchell is a 50% owner. Mr. Mitchell also holds 88,968 Common shares in his name. All shares are restricted and subject to Rule 144.

Corporation ("FDIC") to the board of a wholly owned subsidiary of Southeast Bank, Inc. and later was appointed by that Board to be its Chairman. During that time, Mr. Kravitz successfully sought and arranged for the deposition of the assets of Southeast Bank Leasing, Inc., bringing to the FDIC maximum value. Mr. Kravitz has been a consultant to the CBI (Caribbean Basin Initiative) under President Reagan and was responsible for many successful projects in Barbados and Grenada funded by the World Bank. In 1990 he joined The AppleTree Companies, a private company in the food industry. In August 1992, Mr. Kravitz spearheaded a public offering for the company, raising $5,000,000 and thereafter served as its president. Later, after it was revealed that its two founders committed acts detrimental to the company and were dismissed, Mr. Kravitz became the company's chairman and chief executive officer. As a result of the actions of the founders, the SEC conducted an investigation of the details associated with the public offering, and even though Mr. Kravitz fully cooperated with the SEC=s investigation, and without admitting or denying any wrongdoing, he accepted a consent injunction bearing a civil monetary fine of $25,000. During his tenure as chairman and chief executive officer of The AppleTree Companies, Mr. Kravitz built a manufacturing and distribution network servicing convenience stores in 24 states, with five manufacturing facilities and annual sales of over $38,000,000. Mr. Kravitz retired from The AppleTree Companies on August 10, 1996.

Mr. Kravitz is a graduate of Boston University and holds a Bachelor of Science Degree. He was a pilot and Korean War veteran with an honorable discharge as a 1st Lieutenant in the United States Air Force. He was awarded the "National Service Medal". He is a member of Kappa Phi Alpha, Public Relations and Journalistic Honor Society. He has been a published writer for the aviation, food and furniture industries. He has been widely quoted in major media as well as shelter magazines, and now appears regularly in the Company's infomercials.

Paul S. Mitchell, 46, President and Secretary/Treasurer of the Company, spent 12 years with Tasty Baking Company, of Pennsylvania. Mr. Mitchell held several positions nationally, the last being the Director of Sales and Marketing for Tasty Baking Company's West Coast operation. In 1987, Mr. Mitchell acquired a "mom and pop" manufacturing company of fresh sandwiches known as The Sandwich Makers, Inc. in Mesa, Arizona. The company had annual sales of $135,000 and one part-time employee. In five years, the company had annual sales of $4,800,000 with the expansion of a second facility in San Diego, California.

In October,1995, Mr. Mitchell sold The Sandwich Makers to The AppleTree Companies, Inc. Mr. Mitchell then served as Vice President of Sales for Americas Foods, a subsidiary company of The AppleTree Companies. Mr. Mitchell attended Drexel University, majoring in accounting.

Stephen M. Corriher, 50, is the Chief Financial Officer of the Company. From February 1997 to October 1999, Mr. Corriher was the Controller for Thermal Concepts, Inc., a major heating and air conditioning contractor in the south Florida market. He guided the financial information and reporting functions through a period of rapid growth in which the company doubled in size reaching annual sales of $20 million.

From September 1995 through February 1997, Mr. Corriher acted as a private liaison between a consortium of U.S. investors led by Kevin A. Shannon and Alastor Enamels in the United Kingdom. The responsibilities included serving as a director, managing a complete audit of the books and records of the production and distribution functions, identifying new lines of business and forming strategic alliances with financial partners who were looking for expansion into the US market.

From November 1993 through September 1995, Mr. Corriher was senior analyst and controller for THSP, Inc., the general partner of a real estate limited partnership. During his tenure, THSP successfully executed a $30 million hostile tender offer for a publicly traded real estate limited partnership. Mr. Corriher was the financial analyst and back office administrator for THSP during the tender process. Once the limited partnership was acquired, he become Controller of the General Partner and merged the financial systems of the two entities and then took the surviving company private.

Mr. Corriher holds a BA in Economics from Duke University and an MBA in Accounting from Columbia University.

ITEM 6.      EXECUTIVE COMPENSATION

The following table shows, for the fiscal years ended September 30, 1998 and September 30, 1999, the cash and other compensation paid to each of the executive officers of the Company.



Annual Compensation
-------------------

Name and                                       Other           Awards        Other
Position Held      Year    Salary     Bonus    Compensation    Restricted    Stock
                                                               Stock         Awards
----------------   ----    ------     -----    ------------    ----------    -----

Paul B. Kravitz,   1999     -0-        -0-       -0-            -0-           -0-
Chairman & CEO
                   1998     -0-        -0-       -0-           88,968**       -0-


Paul S. Mitchell   1999     -0-        -0-       -0-           -0-            -0-
President &
Treasurer          1998     -0-        -0-       -0-           88,969**       -0-


* Mr. Kravitz was awarded this stock in lieu of any compensation during the year 1998.

** Mr. Mitchell was awarded this stock in lieu of any compensation during the year 1998.

In each case above, "stock in lieu" was issued for the fiscal year ended September 30, 1998, at a value of $.562 per share or $50,000.



ITEM 7.  CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Med Gen, Inc. was established under the laws of the State of Nevada in October, 1996.

Paul Kravitz, Chairman and Chief Executive Officer of the Company and Paul Mitchell, Chief Financial Officer and President of the Company, are equal shareholders in GenEx Capital Corp.("GECC"), which was established to act as a holding company for their stock in the Company. Since the inception of the Company through September, 1999, pursuant to an oral management agreement, GECC provided business management, financial support and other administrative services to the Company in exchange for Common Stock of the Company, at which time the agreement was terminated. Beginning in October, 1999, Messrs. Kravitz and Mitchell began providing such services to the

Company and each began receiving salaries of $500 per week.


ITEM 8.  DESCRIPTION OF SECURITIES

The Company, Inc. is authorized to issue 5,000,000 shares of common stock, par value $.001 per Share, and 5,000,000 shares of non-designated preferred stock. As of September 30, 1999, there were 3,256,716 shares of common stock issued and outstanding, and no shares of any class of preferred stock issued or outstanding. At the annual shareholders meeting, shareholders approved an increase in the number of authorized common stock to 20,000,000, and the Company will be filing amended Articles of Incorporation with the state of Nevada to reflect this change.

The holders of the Company's Common Stock: [i] have equal ratable rights to dividends from funds legally available therefor, when as and if declared by the Company's Board of Directors; [ii] are entitled to share ratably in all of the Company's assets for distribution to holders of the Company's Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; [iii] do not have preemptive subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and [iv] are entitled to one vote per share on all matters on which stockholders may vote at all meetings of stockholders. All shares of Common Stock now outstanding are fully paid and non-assessable. The holders of shares of the Company's Common Stock do not have cumulative voting rights, which means that the holders of more than 51% of such outstanding shares, voting for the election of Directors, can elect all of the Directors to be elected, if they so choose and in such event, the holders of the remaining shares will not be able to elect any of the Company's Directors.


                                 PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of December 31, 1999, there were approximately 110 Common Stock shareholders consisting of both registered shareholders and those being held by the Deposit Trust Corporation in street name. Of the 3,256,716 shares outstanding, 2,349,686 were restricted and 907,030 were non-restricted. The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol "MGNI". The shares first began trading in October of 1998.

The following table sets forth the high and low bid prices of the Company's Common Stock from its inception of trading through December 31, 1999, as reported by the OTC Bulletin Board. The following high and low bid prices reflect inter-dealer prices without retail markup, markdown or commission, and may not represent actual transactions. An initial quote was posted for MGNI on 9/30/98 of $1 bid - $6 ask, but no shares traded until 10/14/98, with a quote of $2-1/4 bid - $5-1/2 ask.

Common Stock


                                       High                Low

October 14-30, 1998                    5.50                2.50
November 2-30, 1998                    4.25                2.125
December 1-30, 1998                    2.25                0.75
January 4-29, 1999                     0.4375              0.3125
February 1-26, 1999                    1.125               0.28125
March 1-30, 1999                       0.9375              0.4375
April 1-29, 1999                       0.4375              0.4375
May 3-38, 1999                         0.4375              0.4375
June 1-29, 1999                        0.625               0.3125
July 1-30, 1999                        0.4375              0.3125
August 2-30, 1999                      0.4375              0.28125
September 1-29, 1999                   0.3125              0.3125
October 1 - 29, 1999                   0.4375              0.3125
November 1 - 29, 1999                  0.40625             0.3125
December 1 - 31, 1999                  0.375               0.28125



On January 12, 2000, the closing bid price of the Common Stock was $0.28125.

The transfer agent for the Company's Common Stock is Liberty Transfer Co., 191 New York Ave, Huntington, NY 11743-2711 Tel. (516) 385-1616.


ITEM 2.       LEGAL PROCEEDINGS

To the Company's knowledge, there are no material legal proceedings filed or threatened against the Company.


ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable


ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES

On March 20, 1997, and October 24, 1997, the Company sold 1,600,000 and 40,000 shares of common stock respectively for $.001 per share to GenEx Capital Corp. Paul Kravitz and Paul Mitchell each own fifty percent of its outstanding shares. All of the shares of the Common Stock issued were designated restricted shares upon issuance and subject to Rule 144 of the Securities Act of 1933, as amended (the "1933 Act".)

Between March, 1997 and February, 1998, the Company sold 400,000 shares of Common Stock for $2.50 per share to 23 shareholders in reliance upon Rule 504 of Regulation D promulgated under the 1933 Act.

Between September, 1998 and March, 1999, the Company sold167,250 shares of Common Stock for a total of $382,585 to 26 shareholders in reliance upon Rule 506 of Regulation D promulgated under the 1933 Act. All of the shares of the Common Stock issued were designated restricted shares upon issuance and subject to Rule 144 of the 1933 Act.


ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

At present the Company has not entered into individual indemnification agreements with its officers and/or directors. However, the Company's by-laws provide a comprehensive indemnification provision which provides that the Company shall indemnify, to the fullest extent under Florida law, its directors and officers against certain liabilities incurred with respect to their service in such capacities. In addition, the by-laws provide that the personal liability of directors and officers of the Company and its stockholders for monetary damages will be limited.

Insofar as indemnification for liabilities arising under the 1933 Act and Securities Exchange Act of 1934, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the Company of expenses incurred by a Director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being offered or sold, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such case.


                               PART III

FINANCIAL STATEMENTS AND EXHIBITS

    (a)       Financial Statements

              1. Financial Statements for years ended September 30, 1999 and September 30, 1998 for Med Gen Inc.(Audited)

    (b)       Exhibits

              3(i)(a)   Articles of Incorporation of  Med Gen, Inc.
              3(i)(b)   Authorization to do business in State of
                        Florida for MedGen, Inc.
              3(ii)(a)  Bylaws of Med Gen Inc.
              5         Tradeability Opinion
              10(a)     Production and Distribution Agreement with
                        Innovative Chemical Corp.
              10(b)     Sales, Marketing and Distribution Agreement
                        for " Sneeze No More"

              10(c)     Sales, Marketing and Distribution Agreement
                        for " WaveGuard[TM]"
              27        Financial Data Schedule

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




MED GEN, INC.
(Registrant)


Date: January 26, 2000



By:/s/Paul S. Mitchell
    (Signature)

Paul S. Mitchell, President
(Print name and title of signing officer)

                          MED GEN, INC.

                       FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1999

                          MED GEN, INC.

                         C O N T E N T S



                                                             PAGE

Independent Auditor's Report                                  1

Financial Statements:

  Balance Sheet                                               2

  Statements of Operations                                    3

  Statement of Changes in Stockholders' Equity                4

  Statements of Cash Flows                                   5-6

  Notes to Financial Statements                              7-14

To The Board of Directors and Stockholders
Med Gen, Inc.


We have audited the accompanying balance sheet of Med Gen, Inc. as of September 30, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Med Gen, Inc., as of September 30, 1999, and the results of operations and cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.




RICHARD H. HARRIS & ASSOCIATES, P.A.

December 7, 1999

                          MED GEN, INC.

                          BALANCE SHEET

                        SEPTEMBER 30, 1999



                              ASSETS
                              ------
                                                       1999
                                                    ----------
CURRENT ASSETS
  Accounts receivable, net                          $  105,759
  Inventory                                             31,056
  Due from related party                                88,464
                                                    ----------
     Total current assets                              225,279

FURNITURE AND EQUIPMENT, net                            22,625

DEPOSITS                                                92,836
                                                    ----------
TOTAL ASSETS                                        $  340,740
                                                    ==========

               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

CURRENT LIABILITIES
  Cash overdraft                                    $    1,592
  Accounts payable                                     163,680
  Accrued salaries                                       5,645
  Customer deposits                                     38,428
  Note payable                                          33,273
                                                    ----------
     Total current liabilities                         242,618
                                                    ----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value
   5,000,000 shares authorized, -0-
   shares issued and outstanding                            -
  Common stock, $.001 par value
   5,000,000 shares authorized,
   3,256,716 issued and outstanding                      3,257
  Additional paid-in capital                         1,459,241
  Accumulated deficit                               (1,364,376)
                                                    ----------
     Total stockholders' equity                         98,122
                                                    ----------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                               $  340,740
                                                    ==========



       See accompanying notes to the financial statements.


                               (2)

                          MED GEN, INC.

                     STATEMENTS OF OPERATIONS

             YEARS ENDED SEPTEMBER 30, 1999 AND 1998


                                         1999          1998
                                      ----------    ----------
NET SALES                             $1,403,516    $  247,847

COST OF GOODS SOLD                       680,228        99,014
                                      ----------    ----------
GROSS PROFIT                             723,288       148,833
                                      ----------    ----------
OPERATING EXPENSES
  General and administrative             505,798       920,163
  Selling                                271,748       161,090
                                      ----------    ----------
    Total operating expenses             777,546     1,081,253
                                      ----------    ----------

LOSS FROM OPERATIONS                    ( 54,258)     (932,420)

OTHER (EXPENSE) INCOME                  (  5,812)        1,940
                                      ----------    ----------
NET LOSS BEFORE INCOME TAX
(EXPENSE) BENEFIT                        (60,070)     (930,480)

INCOME TAX (EXPENSE) BENEFIT            (116,000)      116,000
                                      ----------    ----------
NET LOSS                              $ (176,070)   $ (814,480)
                                      ==========    ==========

LOSS PER SHARE - BASIC AND FULLY
 DILUTED                               (     .06)   $ (    .32)
                                      ==========    ==========
WEIGHTED AVERAGE SHARES
 OUTSTANDING - BASIC AND FULLY
 DILUTED                               2,824,608     2,566,409
                                      ==========    ==========






       See accompanying notes to the financial statements.


                               (3)

                                       MED GEN, INC.

                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                          YEARS ENDED SEPTEMBER 30, 1999 AND 1998


                                                        ADDITIONAL
                                   COMMON STOCK           PAID-IN    ACCUMULATED
                                  SHARES     AMOUNT       CAPITAL      DEFICIT        TOTAL
                                 ---------  --------    -----------  ------------   ---------
BALANCE, SEPTEMBER 30, 1997      2,322,400  $  2,322    $   618,232  $  (373,826)   $ 246,728

Stock issued in exchange for
 services                           65,000        65         39,975          -         40,040

Common stock issued for cash       149,250       149        367,436          -        367,585

Private placement of common
 stock, net of issuance costs
 of $62,650                        117,600       118        231,232          -        231,350

Net loss for the year                  -         -              -       (814,480)    (814,480)
                                 ---------  --------    -----------  ------------   ---------

BALANCE, SEPTEMBER 30, 1998      2,654,250  $  2,654    $ 1,256,875  $(1,188,306)    $ 71,223

Common stock issued for cash        18,000        18         14,982          -         15,000

Stock issued in exchange for
  services                         584,466       585        187,384          -        187,969

Net loss for the year                  -         -              -       (176,070)    (176,070)
                                 ---------  --------    -----------  ------------   ---------

BALANCE, SEPTEMBER 30, 1999      3,256,716  $  3,257    $ 1,459,241  $(1,364,376)   $  98,122
                                 =========  ========    ===========  ===========    =========





                    See accompanying notes to the financial statements.


                                            (4)

                          MED GEN, INC.

                     STATEMENTS OF CASH FLOWS

             YEARS ENDED SEPTEMBER 30, 1999 AND 1998


                                                    1999           1998
                                                 ----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                       $ (176,070)    $ (814,480)
  Adjustments to reconcile net
   loss to net cash (used in)
    provided by operating activities:
     Loss on disposal of property
      and equipment                                   5,812            -
     Depreciation and amortization                    6,522          5,728
     Stock issued for services                      187,969         40,000
     Deferred income taxes                          116,000       (116,000)
     Allowance for doubtful accounts                  5,000            -
  (Increase) decrease in:
     Inventory                                       27,308       ( 21,231)
     Prepaid expenses and other
      assets                                             -           4,923
     Accounts receivable                           ( 97,319)      ( 13,440)
     Deposit on inventory                                -           13,400
     Deposits                                      ( 84,600)      (  1,070)
  Increase (decrease) in:
     Cash overdraft                                   1,592            -
     Accounts payable                               109,923         34,962
     Due to affiliate                                    -        (  5,335)
     Accrued salaries                              ( 94,355)       100,000
     Customer deposits                               26,694         11,734
                                                 ----------     ----------
NET CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES                               34,476       (760,809)
                                                 ----------     ----------
CASH FLOWS FROM INVESTING
  ACTIVITIES
  Purchase of furniture and equipment              (  7,857)      ( 11,389)
  Decrease in loan receivable                            -          45,000
                                                 ----------     ----------
NET CASH PROVIDED BY (USED IN)
  INVESTING ACTIVITIES                             (  7,857)        33,611
                                                 ----------     ----------






       See accompanying notes to the financial statements.

                               (5)

                          MED GEN, INC.

             YEARS ENDED SEPTEMBER 30, 1999 AND 1998


                                         1999          1998
                                      ----------    ----------

CASH FLOWS FROM FINANCING
  ACTIVITIES
  Net proceeds from issuance of
   common stock                           15,000       598,975
  (Increase) decrease in due
    from related parties               (  88,464)       17,500
  Proceeds from note payable              49,910           -
  Payments on note payable             (  16,637)          -
                                      ----------    ----------
NET CASH (USED IN) PROVIDED
  BY FINANCING ACTIVITIES             $(  40,191)    $ 616,475
                                      ----------    ----------
NET (DECREASE) IN CASH AND
  CASH EQUIVALENTS                     (  13,572)     (110,723)

CASH AND CASH EQUIVALENTS -
  BEGINNING                               13,572       124,295
                                      ----------    ----------
CASH AND CASH EQUIVALENTS - ENDING    $      -       $  13,572
                                      ==========     =========


Supplemental Disclosures of Cash Flow Information:

  Cash paid during the year:
    Income taxes                      $      -      $     -
    Interest                          $      -      $     -

Supplemental Schedule of Non-Cash Investing and
  Financing Activities:

  Issuance of common stock for
   services                           $  187,969    $  40,040





       See accompanying notes to the financial statements.


                               (6)

                        MED GEN, INC.

                  NOTES TO FINANCIAL STATEMENTS

                   SEPTEMBER 30, 1999 AND 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Description and Nature of Business

         Med Gen, Inc. the (Company) was incorporated October 22, 1996 under the laws of the State of Nevada and began operations in the State of Florida on November 12, 1996. The Company currently markets an all natural product, SNORENZ, which is designed to aid in the prevention of snoring. The Company has a patent pending for its formula and other trade secrets.

         The Company also plans to offer additional, non-medicinal products that are a blend of oils and vitamins that deal with a variety of needs including vitamin and mineral deficiencies.

         Inventory

         Inventory is stated at the lower of cost, determined on the first-in, first-out (FIFO) method, or net realizable market value.

         Revenue Recognition

         Revenue is recognized when products are shipped and are presented net of returns.

         Furniture and Equipment

         Furniture and equipment is recorded at cost. Expenditures for major improvements and additions are added to the furniture and equipment accounts while replacements, maintenance and repairs which do not extend the life of the assets are charged to expense in the year incurred.



                               (7)

                           MED GEN, INC.

                  NOTES TO FINANCIAL STATEMENTS

                   SEPTEMBER 30, 1999 AND 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Depreciation and Amortization

         Depreciation and amortization are computed by using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are summarized as follows:

                 Furniture and fixtures           7 years
                 Office and computer equipment    5 years
                 Computer software                3 years

         Income Taxes

         Deferred tax assets and liabilities are classified in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), which generally requires the use of an asset liability approach for financial accounting and reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

         Allowance for Doubtful Accounts

         The Company has established a reserve for certain accounts receivable for which it deems collection to be uncertain. The allowance for doubtful accounts was $5,000 and $0, at September 30, 1999 and 1998, respectively.

         Statements of Cash Flows

         The Company considers all investments with an original maturity of three months or less to be cash equivalents.



                               (8)

                          MED GEN, INC.

                  NOTES TO FINANCIAL STATEMENTS

                   SEPTEMBER 30, 1999 AND 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Use of Estimates

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates used in preparing the financial statements.

         Fair Value

         Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

         The carrying amounts of the Company's financial instruments, including receivables, accounts payable and accrued liabilities, approximates fair value due to the relatively short period to maturity for these instruments. The carrying value of the Company's notes payable approximates fair value based on the current rates offered to the Company for debt of the same remaining maturities.

         Loss Per Share

         Loss per share has been computed by dividing the net loss by the weighted average number of common shares outstanding.







                               (9)

                          MED GEN, INC.

                  NOTES TO FINANCIAL STATEMENTS

                   SEPTEMBER 30, 1999 AND 1998


NOTE 2.  FURNITURE AND EQUIPMENT

         Furniture and equipment at September 30, 1999 consisted of the following:

                                                        1999
                                                     ---------
            Furniture and office
              equipment                              $  19,855
            Computer equipment and
              software                                  16,127
                                                     ---------
                                                        35,982
            Accumulated depreciation
             and amortization                          (13,357)
                                                     ---------
                 Total                               $  22,625
                                                     =========

         Depreciation and amortization expense for the years ended September 30, 1999 and 1998 was $6,522 and $5,728, respectively.

NOTE 3.  INCOME TAXES

         The provision for income taxes consisted of the following:

                                             1999         1998
                                          ---------    ---------
         Gross deferred tax asset         $(551,000)   $(460,000)
         Valuation allowance                551,000      344,000
         Write down of prior year
          deferred tax asset                116,000         -
                                          ---------    ---------
           Provision for income tax
            expense (benefit)             $ 116,000    $(116,000)
                                          =========    =========




                               (10)

                          MED GEN, INC.

                  NOTES TO FINANCIAL STATEMENTS

                   SEPTEMBER 30, 1999 AND 1998


NOTE 3.  INCOME TAXES (CONTINUED)

         The deferred tax asset consisted mainly of the tax benefits of federal and state net operating loss carryforwards of approximately $1,360,000 at September 30, 1999. These net operating loss carryforwards, if not used, will expire in the year 2014. Due to the uncertainty that the Company will generate sufficient income in the future to utilize the entire deferred tax asset, a valuation allowance has been recorded.

NOTE 4.  NOTE PAYABLE

         Note payable at September 30, 1999 represents a short term borrowing from Actrade Capital, Inc. The note is payable in six monthly installments of $8,318, with the final payment due January 20, 2000. Due to the short term nature of this note, no interest is being charged.

NOTE 5.  STOCKHOLDERS' EQUITY

         Under the terms of a Private Placement Memorandum dated November 15, 1996, the Company offered 400,000 shares of $.001 par value common stock at a price of $2.50 per share. Through September 30, 1999, the Company had issued 400,000 shares. Proceeds from the Private Placement were $800,304, net of stock offering costs of $199,696.

         Subsequent to September 30, 1999, the Company's Board of Directors approved increasing the number of authorized common shares to 20 million. Also approved was a plan to offer a maximum offering of $100,000 of restricted stock to a limited number of Med Gen shareholders. The Company has issued, subsequent to September 30, 1999, 100,000 shares of stock under this plan for $31,250.






                               (11)

                           MED GEN, INC.

                  NOTES TO FINANCIAL STATEMENTS

                   SEPTEMBER 30, 1999 AND 1998


NOTE 5.  STOCKHOLDERS' EQUITY (CONTINUED)

         The Company issued restricted common stock in payment of services and compensation for the year ended September 30, 1999. These shares were valued at a discount due to the restrictions placed on them. The number of shares issued and the valuation are as follows:

                                          Restricted
                                          Shares of
         To Whom Issued                     Stock        Value
         --------------                   ----------   ---------
         Gen Ex Capital Corp.               256,000    $  40,000
         Officers                           187,936      102,813
         Employees                           68,000       20,313
         Legal                               19,030       12,889
         Consulting                          53,500       11,954

                                            584,466    $ 187,969
                                          =========    =========

NOTE 6.  RELATED PARTY TRANSACTIONS

         As of September 30, 1999 and 1998, Gen Ex Capital Corp. (Gen Ex) was the majority stockholder. Furthermore, the officers of the Company are officers and shareholders of Gen Ex. For the year ended September 30, 1999, the Company paid Gen Ex a management fee of $120,000, partially through the issuance of 256,000 shares of restricted stock valued at $40,000. For the year ended September 30, 1998, the Company paid Gen Ex management fees of $244,745.

         At September 30, 1999, the amount due from related party of $88,464 represents short-term, non interest bearing advances to a related company by virtue of common control. The Company considers these amounts to be fully collectible.

         The law firm engaged by the Company to handle certain corporate legal matters employs an attorney related to an officer of the Company. Fees paid to this firm totaled $7,489 and $-0- for the years ended September 30, 1999 and 1998.


                               (12)

                           MED GEN, INC.

                  NOTES TO FINANCIAL STATEMENTS

                   SEPTEMBER 30, 1999 AND 1998


NOTE 7.  COMMITMENTS AND CONTINGENCIES

         Operating Leases

         The Company leased its office facility under a long-term operating lease, expiring July, 2002. In December, 1998, the Company sublet these premises. In March, 1999, the sublessor defaulted on the rent causing the Company to default on the lease. A settlement was negotiated, whereby the Company is paying rent due of $50,131 in monthly payments of $5,494. As of September 30, 1999, $34,636 remains unpaid and is included in accounts payable.

         At present, the Company is sharing office space with a related company by virtue of common control. Rent charged by this entity is $2,955 per month, which approximates fair market value, under a month to month lease. At September 30, 1999, total rent paid to this entity was $29,551.

         On July 27, 1999 the Company entered into a five year operating lease for its office facility. Under the terms of the agreement, monthly rent, including common area maintenance, will be $12,170 with no annual cost of living adjustment in the base rent. Rental payments will commence upon occupancy. To date, the Company has not occupied the premises since building improvements are not completed.

         The Company also leases various motor vehicles and office equipment under non-cancelable leases expiring through the year 2004. Monthly payments under these leases total
         $1,593.

         The Company has entered into various leases for computer and office equipment on behalf of a related entity by virtue of common control. This related company is using the assets as well as making the lease payments. The remaining lease payments under these leases amounted to approximately $206,402 as of September 30, 1999.





                               (13)

                          MED GEN, INC.

                  NOTES TO FINANCIAL STATEMENTS

                   SEPTEMBER 30, 1999 AND 1998

NOTE 7.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

         Future minimum lease payments under all noncancellable operating leases, including those for which the Company is the guarantor, for years ending subsequent to September 30, 1999 are as follows:

                  2000                      $  242,658
                  2001                         263,109
                  2002                         201,812
                  2003                         158,760
                  2004                         146,747
                                            ----------
                                            $1,013,086
                                            ==========

         Rent expense for the years ended September 30, 1999 and 1998 was $130,886 and $95,113, respectively.

NOTE 8.  CONCENTRATIONS

         Through September 30, 1999, the Company derived substantially all of its revenue from the sale of one product, SNORENZ. Credit is granted to their customers in the normal course of business.

         The Company derived 86% of total sales for the year ended September 30, 1999, from three companies who distribute the product both domestically and abroad.

         The Company has an exclusive contract with a manufacturing company to produce SNORENZ.

NOTE 9.  LINE OF CREDIT

         On August 27, 1999, the company established a $50,000 line of credit with Union Planters Bank. Under the terms of the loan agreement, principal payments will be due on demand, with interest payable monthly. Interest is charged at a rate of three percentage points over a specified index currently at 8.25%, resulting in a rate of 11.25% per annum at September 30, 1999. This line is collateralized by substantially all of the assets of the Company and is personally guaranteed by an officer of the company. As of September 30, 1999, there were no outstanding borrowings against the line. Subsequent to September 30, 1999, the Company borrowed $20,000 against this line.



                               (14)